PRESS RELEASE

CORRECTION - Brookfield Property Partners to Hold
Conference Call & Webcast of 2015 Third Quarter
Financial Results Thursday, November 5, 2015 at 11:00 AM (ET)

HAMILTON, BERMUDA--(Marketwired - October 13, 2015) - In the news release, "Brookfield Property Partners to Hold Conference Call & Webcast of 2015 Third Quarter Financial Results Thursday, November 5, 2015 at 11:00 AM (ET)" issued earlier today by Brookfield Property Partners(NYSE: BPY) (TSX: BPY.UN), we are advised by the company that the first sentence of the first paragraph should read "Brookfield Property Partners, L.P. (NYSE: BPY) (TSX: BPY.UN) announced today that its 2015 third quarter financial results will be released prior to the market open on Thursday, November 5, 2015," rather than "Brookfield Property Partners, L.P. (NYSE: BPY) (TSX: BPY.UN) announced today that its 2015 second quarter financial results will be released prior to the market open on Thursday, November 5, 2015," as originally issued. Complete corrected text follows.

Brookfield Property Partners to Hold Conference Call & Webcast of 2015 Third Quarter Financial Results Thursday, November 5, 2015 at 11:00 AM (ET)

HAMILTON, BERMUDA -- Oct 13, 2015 -- Brookfield Property Partners, L.P. (NYSE: BPY) (TSX: BPY.UN) announced today that its 2015 third quarter financial results will be released prior to the market open on Thursday, November 5, 2015. Analysts, investors and other interested parties are invited to participate in the company's live conference call reviewing the results on Thursday, November 5 at 11:00 AM (ET). Scheduled speakers are Ric Clark, chief executive officer, Bryan Davis, chief financial officer, Brian Kingston, president and chief investment officer and John Stinebaugh, chief operating officer.

Along with the earnings news release, an updated supplemental information package will be available on the company's website, www.brookfieldpropertypartners.com, before the market open on November 5, 2015.

To participate in the conference call, please dial toll free 888-318-7470 or toll 719-325-2339, passcode: 7584678, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com.

A replay of this call can be accessed through December 5, 2015 by dialing toll free 888-203-1112 or toll 719-457-0820, passcode: 7584678. A replay of the webcast will be available at www.brookfieldpropertypartners.com for 90 days.

Brookfield Property Partners

Brookfield Property Partners is one of the world's largest commercial real estate companies, with over $60 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes over 130 premier office properties and over 150 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial and hospitality assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldpropertypartners.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $200 billion of assets under management.

For more information, please visit our website at www.brookfieldpropertypartners.com or contact:

Media:
Melissa Coley
Vice President, Communications
Tel: (212) 417-7215
Email: melissa.coley@brookfield.com

Investors:
Matthew Cherry
Vice President, Investor Relations
Tel: (212) 417-7488
Email: matthew.cherry@brookfield.com